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                          March 14, 2024

       Kim Early
       Chief Financial Officer
       Willdan Group, Inc.
       2401 East Katella Avenue, Suite 300
       Anaheim, California 92806

                                                        Re: Willdan Group, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 8, 2024
                                                            File No. 333-277798

       Dear Kim Early:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jenna
Hough at 202-551-3063 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services